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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

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 1. Name and Address of Reporting Person   2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
                                              Statement                     Trading Symbol                      of Original
    HH Genpar Partners                        (Month/Day/Year)              Felcor Lodging Trust                   (Month/Day/Year)
----------------------------------------                                      Incorporated ("FCH")
     (Last)     (First)     (Middle)                7/28/98              ------------------------------------
                                           ----------------------------  5. Relationship of Reporting
 4200 Texas Commerce Tower West                                              Person to Issuer
 2200 Ross Avenue                          3. I R S or Social Security     (Check all applicable)
----------------------------------------      Number of Reporting              Director    X  10% Owner
              (Street)                        Person (Voluntary)         -----           -----
   Dallas          TX          75201                                           Officer        Other (specify
--------------------------------------                                   -----           -----      below)
      (City)      (State)      (Zip)       ----------------------------  (give title below)

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            TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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Common Stock, par value $0.01 per share          9,630,878(1)                          I                    By: United/Harvey
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                                                                                                            Investors I, L.P.,
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                                                                                                            United/Harvey Investors
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                                                                                                            II, L.P., United/Harvey
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                                                                                                            Investors III, L.P.,
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                                                                                                            United/Harvey Investors
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                                                                                                            IV, L.P. and
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                                                                                                            United/Harvey Investors
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                                                                                                            V, L.P. (collectively,
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                                                                                                            the "Partnerships")(2)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                       (Print or Type response)                                                      SEC 1473 (8/92)




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FORM 3 (CONTINUED)               Table II -- Derivative Securities Beneficially Owned
                            (e.g., puts, calls, warrants, options, convertible securities)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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Explanation of Responses:

(1)  The Reporting Person disclaims beneficial ownership of these securities      HH GENPAR PARTNERS
     except to the extent of its pecuniary interest therein.
                                                                                  By:  Hampstead Associates, Inc.
(2)  The Reporting Person is the managing general partner of Hampstead Genpar,         Its Managing General Partner
     L.P. Hampstead Genpar, L.P. is the general partner of each of the
     Partnerships.
                                                                                     By: /s/ DANIEL A. DECKER             8/6/98
**Intentional misstatements or omissions of facts constitute Federal Criminal        -------------------------------   -------------
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                              Daniel A. Decker                      Date
                                                                                      Executive Vice President
Note. File three copies of this Form, one of which must be manually signed.           **Signature of Reporting Person
  If space provided is insufficient, see instruction 6 for procedure.
                                                                                                                        PAGE 2
SEC 1473 (8/92)


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